

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Bangxin Zhang
Chief Executive Officer
TAL Education Group
15/F, Danling SOHO
6 Danling Street, Haidian District
Beijing 100080
People's Republic of China

> **Re: TAL Education Group**
> **Form 20-F for the Fiscal Year Ended February 28, 2021**
> **Form 20-F for the Fiscal Year Ended February 28, 2022**
> **File No. 001-34900**

Dear Bangxin Zhang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yuting Wu